                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                          For the month of June, 2007

                       Commission File Number 2 - 68279

                              RICOH COMPANY, LTD.
                -----------------------------------------------
                (Translation of Registrant's name into English)

              13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
              ---------------------------------------------------
                   (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

       Form 20-F    X       Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

--------------------------------------------------------------------------------


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Ricoh Company, Ltd.
                                    --------------------------------------------
                                    (Registrant)

                                    By:    /S/ Etsuo Kobayashi
                                    --------------------------------------------
                                    Name:  Etsuo Kobayashi
                                    Title: Corporate Senior Vice President
                                           General Manager of Personnel
                                           Division


Date: June 5, 2007


--------------------------------------------------------------------------------

(TRANSLATION)
                                                        (Securities Code: 7752)
                                                                   June 5, 2007

                                   NOTICE OF
                107TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The Company would hereby like to inform you that the 107th ordinary general meeting of shareholders will be held as follows, and would be grateful if you could attend the meeting.

Those who will not be able to attend the meeting on the day are kindly requested to consider appended "Reference Material for General Meeting of Shareholders" and exercise your voting right in writing or via the Internet no later than 5:30 p.m., Tuesday, June 26, 2007.

[Exercise of voting rights in writing]
Please indicate your "approval or disapproval" for each of the proposals on the voting form enclosed herewith and return the form by the above-mentioned deadline.

[Exercise of voting rights via the Internet]
   Please access the website designated by the Company for the Exercise of Voting Rights (http://www.web54.net), use "Voting right exercise code" and "Password," both shown in the voting form and enter your approval or disapproval for each of the proposals following the instructions displayed on the screen.
   When exercising your voting right through the Internet website, please read "Exercise of Voting Rights via the Internet" on page 48.

                                          Yours faithfully,
                                          Shiro Kondo,
                                          Representative Director,
                                          President and Chief Executive Officer
                                          Ricoh Company, Ltd.
                                          1-3-6 Nakamagome, Ohta-ku, Tokyo

 1. DATE AND TIME:     Wednesday, June 27, 2007, from 10:00 a.m.

 2. VENUE:             Ricoh's registered head office: 1-3-6 Nakamagome,
                       Ohta-ku, Tokyo
 3. PURPOSE:

 ITEMS TO BE REPORTED: 1.  The Business Report, Consolidated Financial
                           Statements and the results of auditing consolidated financial statements by account auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

                       2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

ITEMS TO BE RESOLVED:

      Agenda 1:       Appropriation of retained earnings
      Agenda 2:       Election of one (1) Corporate Auditor
      Agenda 3:       Election of one (1) substitute Corporate Auditor
      Agenda 4:       Payment of retirement allowances for Directors and
                      Corporate Auditors following the abolishment of the
                      retirement allowance system
      Agenda 5:       Revision of remuneration for Directors
      Agenda 6:       Payment of bonuses to Directors

4. TREATMENT OF VOTING RIGHTS

(1)When voting rights were exercised both in writing and via the Internet,the vote arrived later shall be deemed effective. However, if votes arrive on the same day, the vote registered via the Internet shall be deemed effective.

(2)When voting rights are exercised via the Internet more than once, the last vote shall be deemed effective.


Notes:

1. Shareholders are requested to fill out and submit the appended voting form at the reception desk when attending.

2. If there is any revision to Reference Material for General Meeting of Shareholders, Business Report, Consolidated and Non-consolidated Financial Statements, it will be notified on the Company's website
    (http://www.ricoh.co.jp/IR/).

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

TO OUR SHAREHOLDERS

  I would like to take this opportunity to express our sincere appreciation for our shareholders' continuous support to us in delivering our business report for 107th business term, from April 1, 2006 to March 31, 2007.

  Under the 15th Medium-term Business Plan, started in the fiscal year ended March 31, 2006, the Ricoh Group strove to achieve a further growth and development by reinforcing its corporate competitiveness through "creation of new customer values" and "highly efficient business operations." By doing this, we aim to meet the expectations of our shareholders.

  Against the backdrop, consolidated net sales rose 8.4% year on year to 2,068.9 billion yen in the fiscal year ended March 31, 2007. The increase is attributable mainly to strong sales of color multifunction printers (MFPs) and laser printers, at home and abroad.

  Net income increased sharply 15.1% to post record-high figure of 111.7 billion yen, due chiefly to a rise in high-value added products, effects of continuous cost reductions and structural reform implemented by the previous fiscal year.

  With regard to dividends, an interim dividend of 13 yen per share is already disbursed and a dividend of 15 yen per share, up 3 yen per share from a year earlier, at the end of the term will be proposed (total of 28 yen for the fiscal year) at the 107th Ordinary General Meeting of Shareholders.

  It is true that there are various uncertain factors such as economic trends and foreign exchange fluctuations, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of 2.25 trillion yen and net income of 117 billion yen in the fiscal year ending March 31, 2008.

  We look forward to your continuous support and encouragement to the Company from now on.


                                          Sincerely,

                                          June 2007

                                          Masamitsu Sakurai,
                                          Chairman of the Board and
                                          Representative Director

                                          Shiro Kondo,
                                          Representative Director,
                                          President and Chief Executive Officer

Reference Documents Attached to Notice of 107th Ordinary General Meeting of Shareholders

                    BUSINESS REPORT FOR 107TH BUSINESS TERM
                       (April 1, 2006 to March 31, 2007)

   (The following is an unofficial English translation of the Reports for the 107th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)


1.  STATUS OF THE RICOH GROUP

(1) OPERATING CONDITIONS FOR THE FISCAL YEAR UNDER REVIEW

(I) Operating progress and results

-   Overview

In the fiscal year under review, the Japanese economy achieved steady growth thanks to continued strong capital expenditure by companies. The U.S. economy expanded moderately backed by steady consumer spending and employment situation, despite the uncertain outlook. In Europe, the economy remained strong due to balanced growth in domestic and external demand. Meanwhile, the economy continued growing at a high rate in Asia, mainly China and India.

  Under such circumstances, the Ricoh Group intends to be the company that gains most from the 21st century. Based on this group vision, we will continue to contribute both to productivity improvement and also to knowledge creation for individuals working anytime, anywhere. This approach will enable us to gain the utmost trust of our customers and continue to grow and develop our business. Accordingly, our proactive approach encompasses not only products and services for traditional office setups, but also customers working in a broadband environment.

  In terms of Office Solution business - our core competence - we in the Ricoh Group have made every possible effort since the inception of our 13th medium-term management plan to move beyond the manufacture and retail of equipment such as copiers and printers so that we may overhaul our operational structure, thus enabling us to support our customers in their efforts to improve or enhance productivity through our offering.

  In the 14th medium-term management plan, we defined our principal strategy as "the realization of TDV, thereby broadening our revenue and earning framework," as we recognize that efficient and effective Input/Output (I/O), storage, and searching of TDV (i.e., total document volume), which includes printed material in addition to photocopies, will become a pressing issue for our customers.

  While there are no changes to the direction of business structure reform and principal strategy of the Ricoh Group in the 15th medium-term management plan, started in the fiscal year ended March 31, 2006, we will aim to increase our corporate value by more than ever addressing issues from the customer's standpoint and continuing to provide values that meet customers' expectations. In the Office Solutions segment, in particular, we are confident that we can further solidify our business foundation by taking utmost advantage of the abilities and strengths of the Ricoh Group, such as the comprehensive product line, customer rapport through sales and service, ability to provide solutions, global operations, image processing technology, and image processing and merging technology, to respond to the diverse needs of even greater range of customers.

  In the Office Solutions segment, we have identified "printing" as an area that presents an outstanding opportunity for growth. Consequently, we will shift a higher portion of our business resources to this area. Namely, we will continue to advance more than ever before such printing solutions as BC (black-color) conversion and TCO (total cost of ownership) reduction solutions in the office, enter the high-end production printing market, boost low-end products and expand the business domain and size. Furthermore, we will revamp our sales system solutions and solutions platform in order to promote document solution, which enables improved document workflow, and to capture a greater share of major customers, particularly major global accounts.

  On the other hand, we will allocate greater business resources to promising businesses in the Industrial Products segment. In addition, we will seek for greater business shares of both Office Solutions and Industrial Products segment in emerging markets.

  As technological differentiation is the key to creating customer value in each business and increasing profitability, we will continue our aggressive R&D activities to boost our technical power.

  The following shows our achievements in the basic policies during this fiscal year.

In the Office Solutions segment, we have continuously introduced new multifunctional color printers and color laser printers in order to provide more comprehensive product line. We launched the imagio MP C4500/C3500 Series (sold overseas as Aficio MP C4500/C3500) as part of our multifunctional color printer line. This new printer cuts total energy consumption by approximately 50% compared with conventional models thanks to our unique energy-saving technology, Color QSU. We also launched the IPSiO SP C811 Series (sold overseas as Aficio SP C811DN), a color laser printer for high-speed color printing (A4, horizontal input tray) at 40 pages per minute (ppm) that boasts superior productivity and environmental performance. We have also launched the imagio MP C3000/C2500 Series (sold overseas as Aficio MP C3000/C2500) and the imagio MP C1500 (sold overseas as Aficio MP C615C), both popular models in the domestic market, on the international market. Launching these next-generation color copiers and printers has strengthened our product lines and gained us a large share of the color copier/multifunctional printer markets both in Japan and overseas.

   We further enhanced our product lines in the production printing market with the release of the IPSiO SP 9100Pro-HG/IPSiO SP 8100-HG Series, a mainframe system printer. Employing our newly developed printing protocol, the Ricoh Host Print Protocol, it offers superior reliability to meet open system environment as well as distributed printing requirements. We forged an agreement with IBM Corporation in January 2007 that will enable us to expand our operations in this market through a joint venture known as InfoPrint Solutions Company (to become Ricoh's wholly-owned subsidiary in three years). This new company will combine Ricoh's superior hardware and software production and development capabilities with IBM's service, software and IT solution capabilities to provide our customers with higher value products.

  In the low-end business printer market, we released the IPSiO SP C411 Series (sold overseas as Aficio SP C411DN). It is a high-speed, color laser printer with versatile paper handling capabilities that can meet various business needs. We also launched the IPSiO GX Series (sold overseas as Aficio GX), a printer that incorporates Ricoh's advanced Gel Jet technology for higher resolution and faster printing. These new models enable us to continue opening up new low-end business printer markets.

  As for the promoting our printing solution, we have developed business on a global scale by proposing TCO reduction solutions utilizing copiers and printers together and earning high reputation for our worldwide support and services. In addition, in developing document solution in order to improve workflow, we have provided software tools to link multifunctional printers with host systems, improved the support structure of technology centers to propose the optimum environment and support the introduction for those systems in Japan, the Americas and Europe, and strengthened the sales structures for solutions.

  We have been allocating our management resources in the Industrial Products segment to potential growth markets and businesses. Our semiconductor business alone has significantly expanded its operational base of sales, design and development in Asia.
We have also continued strengthening our operational foundation during this term in line with our growth strategy.

  In sales and services, we acquired the European operations of Danka Business Systems PLC for office equipment sales and services. We continue to enhance our sales and service networks both in Japan and overseas.
In the area of research and development, we continue to enhance designing and development processes at the Ricoh Technology Center which was established to consolidate designing and development functions under the cross-functional development structure. This has allowed us to achieve significant improvement in development efficiency.

  In the fiscal year under review, consolidated net sales rose 8.4% year on year to 2,068.9 billion yen. Operating income also increased 17.4% to 174.3 billion yen primarily due to the increased sales of value-added high-margin products and the effect of ongoing cost management controls. Income before income taxes from continuing operations was up 14.2% from the previous year to 174.5 billion yen, net income from continuing increased 11.8% to reach 106.2 billion yen, and net income for all business operations including discontinued business operations was up 15.1% to 111.7 billion yen.

*  CONSOLIDATED SALES BY CATEGORY (CONSOLIDATED BASIS)

       Category         Sales (billions of yen)  Percentage of total Change (%)
-------------------------------------------------------------------------------
   Imaging Solutions    1,580.1                                 76.4     9.2
   Network System
     Solutions            194.3                                  9.4     2.0
Office Solutions        1,774.4                                 85.8     8.4
Industrial Products       133.3                                  6.4    10.6
Other                     161.0                                  7.8     6.4
Total                   2,068.9                                100.0     8.4
-------------------------------------------------------------------------------
   Japan                1,002.2                                 48.4     3.7
   Overseas             1,066.6                                 51.6    13.1
   The Americas           426.4                                 20.6    10.1
   Europe                 507.1                                 24.5    16.6
   Other                  133.0                                  6.5    10.1
-------------------------------------------------------------------------------

OFFICE SOLUTIONS (up 8.4% year on year to Yen 1,774.4 billion)

Net sales in the Office Solutions segment which consists of imaging solutions and network system solutions increased by 8.4% from the previous corresponding period, to Yen 1,774.4 billion despite stiff competition against other manufacturers regarding the color equipment and solution business.

   Imaging Solutions (up 9.2% year on year to 1,580.1 billion yen)
   ---------------------------------------------------------------
                             [CHART APPEARS HERE]
   Trends in consolidated net sales                        (billions of yen)

   FY 2006                                                            1,446.6
   FY 2007                                                            1,580.1
   FY 2008(E)                                                         1,737.3

   Imaging Solution: Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software

   Sales of MFPs and other printers, mainly color models, rose due to increase in product lineups and enhancement of solutions sales structure. Particularly, sales of color MFPs increased substantially in Japan and overseas thanks to the introduction of new-generation color models. As a result, sales at this business were Yen 1,580.1 billion, up 9.2% from a year earlier.


   Network System Solutions (up 2.0% year on year to Yen 194.3 billion)
   --------------------------------------------------------------------
                             [CHART APPEARS HERE]
   Trends in consolidated net sales                        (billions of yen)

   FY 2006                                                              190.5
   FY 2007                                                              194.3
   FY 2008(E)                                                           201.0

   Network System Solution: Personal computers, PC servers, network systems and network related software

   The sales of IT services increased due to the expansion of solution business. The sales of personal computers and PC servers also increased slightly in the domestic market. As a result, sales in this category increased by 2.0% from the previous corresponding period, to Yen 194.3 billion.

   INDUSTRIAL PRODUCTS (up 10.6% year on year to Yen 133.3 billion)
   -----------------------------------------------------------------
                             [CHART APPEARS HERE]
   Trends in consolidated net sales                        (billions of yen)

   FY 2006                                                              120.6
   FY 2007                                                              133.3
   FY 2008(E)                                                           143.3

   Industrial Products: Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

   Sales of semiconductors, thermal media, electronic component and measuring equipments increased. As a result, sales at this business rose 10.6% from the previous year to Yen 133.3 billion.


   OTHER (up 6.4% year on year to Yen 161.0 billion)
   -------------------------------------------------
                             [CHART APPEARS HERE]
   Trends in consolidated net sales                        (billions of yen)

   FY 2006                                                              151.3
   FY 2007                                                              161.0
   FY 2008(E)                                                           168.4

   Other: Optical discs and digital camera

   Sales of digital cameras increased at home and abroad, and financing services was brisk in the domestic market. As a result, sales from this sector posted Yen 161.0 billion, up 6.4% from a year earlier.

(II) PLANT AND EQUIPMENT INVESTMENT

In the fiscal period under review, the Ricoh Group invested a total of 85.8 billion yen (including an investment of 26.0 billion yen by the Company) in plant and equipment, mainly comprising the following.

(a)Major equipment and facility expansions completed during the fiscal year:
           Electronic components plant (Yashiro Plant, Ikeda Plant) Equipment-related supplies plant (Numazu Plant)

(b)Major equipment and facility expansions in progress in the fiscal year:
           Equipment-related supplies plant (Numazu Plant)

(III) FUND PROCUREMENT

On December 7, 2006, the Company issued "Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights) ". The Company will use primarily for repayment of a portion of the Company's corporate bonds, as well as for capital investment for implementing growth strategy. Outline of the bond is as follows:

..   Total principal amount of issue of the Bonds: Yen 55,275 million plus the aggregate
    principal amounts of this bond with regard to the substitute bond with stock acquisition rights

..   Conversion price: Yen 2,800

..   Redemption date: December 7, 2011


(2) STATUS OF ASSETS AND PROFIT/LOSS IN THREE BUSINESS YEARS

*   Transition of assets and profit/loss of the Ricoh Group

----------------------------------------------------------------------------------------------
                                               Fiscal year Fiscal year Fiscal year Fiscal year
                                                  ended       ended       ended       ended
                    Items                      March 2004  March 2005  March 2006  March 2007
----------------------------------------------------------------------------------------------
Net sales (billions of yen)                      1,773.3     1,807.4     1,909.2     2,068.9
Income from continuing operations before
income tax (billions of yen)                       138.4       130.9       152.7       174.5
Net income (billions of yen)                        91.7        83.1        97.0       111.7
Net income per share (yen)                        123.63      112.64      132.33      153.10
Total assets (billions of yen)                   1,852.7     1,953.6     2,041.1     2,243.4
Net assets (billions of yen)                       795.1       862.9       960.2     1,070.9
----------------------------------------------------------------------------------------------

Notes:

1. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2. As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

3. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.


*  Transition of assets and profit/loss of the Company

----------------------------------------------------------------------------------------------
                                               Fiscal year Fiscal year Fiscal year Fiscal year
                                                  ended       ended       ended       ended
                    Items                      March 2004  March 2005  March 2006  March 2007
----------------------------------------------------------------------------------------------
Net sales (billions of yen)                       876.3       897.2       934.3      1,033.3
Ordinary income (billions of yen)                  62.5        62.7        82.4        105.2
Net income (billions of yen)                       58.5        41.9        55.0         71.9
----------------------------------------------------------------------------------------------
Net income per share (yen)                        79.18       56.64       74.81        98.48
Total assets (billions of yen)                    937.3       949.5       982.5      1,076.2
Net assets (billions of yen)                      642.4       659.9       694.7        744.8
----------------------------------------------------------------------------------------------

Notes:

1. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

2. Beginning in the fiscal year under review, the Company adopted ASBJ Statement No.5 "Accounting Standards for Presentation of Net Assets in the Balance Sheets" and its Implementation Guidance-ASBJ Guidance No.8, "Guidelines on Accounting Standards for Presentation of Net Assets in Balance Sheet."

(3) STATUS OF MAJOR SUBSIDIARIES


*   Status of major subsidiaries
                                               Investment
            Name              Paid-in capital  Ratio (%)   Principle Business
 ------------------------------------------------------------------------------
 Tohoku Ricoh Co., Ltd.      2,272 million JPY   100.0    Manufacturing of
                                                          office equipment

 Ricoh Printing Systems,     5,000 million JPY   100.0    Manufacturing and
   Ltd.                                                   sale of office
                                                          equipment

 Ricoh Elemex Corporation    3,456 million JPY   55.9     Manufacturing of
                                                          office equipment

 Ricoh Sales Co., Ltd.         622 million JPY   100.0    Sale of office
                                                          equipment

 Ricoh Kansai Co., Ltd.        700 million JPY   100.0    Sale of office
                                                          equipment

 Ricoh Technosystems Co.,    2,128 million JPY   100.0    Maintenance service
   Ltd.                                                   and sale of office
                                                          equipment

 Ricoh Leasing Co., Ltd.     7,896 million JPY   51.1     General leasing

 RICOH ELECTRONICS, INC.        27 million USD   100.0    Manufacturing of
                                                          office equipment and
                                                          related supplies

 RICOH CORPORATION             286 million USD   100.0    Sale of office
                                                          equipment

 LANIER WORLDWIDE, INC.        256 million USD   100.0    Sale of office
                                                          equipment

 RICOH EUROPE B.V.              17 million EUR   100.0    Sale of office
                                                          equipment

 NRG GROUP PLC                  49 million GBP   100.0    Sale of office
                                                          equipment

 RICOH ASIA INDUSTRY LTD.       180 million HKD   90.0    Sale of office
                                                          equipment


Notes:

1. The respective percentage of total investment ratio for Ricoh Elemex Corporation, Ricoh Leasing Co., Ltd., Ricoh Electronics, Inc. and Lanier Worldwide, Inc. include voting rights of those shares held by subsidiaries.

2. Ricoh Corporation and Lanier Worldwide, Inc. merged on April 1, 2007. In association with the merger, Ricoh Corporation changed its name to Ricoh Americas Corporation, while Lanier Worldwide, Inc. was liquidated.

3. On April 1, 2007, Ricoh Europe B.V. was split by function into two companies: Ricoh Europe PLC and Ricoh Europe (Netherlands) B.V.


(4) ISSUES THE RICOH GROUP FACES

As customers' needs become ever more diverse, customers are no longer satisfied with purchasing products or receiving ordinary service. The competition has also intensified in the transition to color and in solutions marketing.

  In order for the Ricoh Group to achieve growth and development with a focus on these growth areas, it is essential that we boost our corporate competitiveness by creating new values for customers and improving managerial efficiency.

  In creating customer value, we will further implement "management based on CS (customer satisfaction)," in which we aggressively cultivate new values more than ever, and pursue our three core values such as "Simplify knowledge creation", "Think solutions that fit" and "Harmonize with the environment ". Specifically, we will further strive to support working customers in creating knowledge, build the environment for their knowledge creation, pursue products and services that are easy to use and thus fully used by customers, and offer products and services with which customers can contribute to protect the global environment.

  Our effort will also continue in improving the efficiency of management to enhance our profitability. Structural reform will streamline operational processes and improve the earnings from each project. Furthermore, we will more carefully select projects and concentrate resources to the selected projects to improve managerial efficiency. In addition, we will make sure that our priority investment for the group's growth up to now contributes to the company's earnings and will work towards strengthening business foundation further.

  The profit generated from such activities will be aggressively allocated to investments in growth areas and technologies to further increase profits and raise corporate values.


(5) MAIN BUSINESS (as of March 31, 2007)

  Office Solutions   Imaging Solutions

                     Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software, etc.

                     Network System Solutions

                     Personal computers, PC servers, network systems and network related software, etc.

 Industrial Products Thermal media, optical equipments, semiconductors, electronic component and measuring equipments, etc.

        Other        Optical discs and digital camera, etc.


(6) PRINCIPAL OFFICES AND PLANTS (as of March 31, 2007)

*  Major domestic offices and plants

        The Company (location)                 Subsidiaries (location)
-------------------------------------------------------------------------------
Head Office (Tokyo)                     Ricoh Optical Industries Co., Ltd.
                                        (Iwate Pref.)
Omori Office (Tokyo)                    Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
Software Research Center (Tokyo)        Ricoh Printing Systems, Ltd. (Tokyo)
Shin-Yokohama Office (Kanagawa Pref.)   Ricoh Elemex Corporation (Aichi Pref.)
Ricoh Technology Center (Kanagawa       Ricoh Tohoku Co., Ltd. (Miyagi Pref.)
  Pref.)
Research and Development Center         Ricoh Sales Co., Ltd. (Tokyo)
  (Kanagawa Pref.)
Atsugi Plant (Kanagawa Pref.)           Ricoh Chubu Co., Ltd. (Aichi Pref.)
Hatano Plant (Kanagawa Pref.)           Ricoh Kansai Co., Ltd. (Osaka Pref.)
Gotemba Plant (Shizuoka Pref.)          Ricoh Chugoku Co., Ltd. (Hiroshima
                                        Pref.)
Numazu Plant (Shizuoka Pref.)           Ricoh Kyushu Co., Ltd. (Fukuoka Pref.)
Fukui Plant (Fukui Pref.)               Ricoh Technosystems Co., Ltd. (Tokyo)
Ikeda Plant (Osaka Pref.)               Ricoh Leasing Co., Ltd. (Tokyo)
Yashiro Plant (Hyogo Pref.)


*  Major overseas offices

    SUBSIDIARIES, ETC. (LOCATION)              SUBSIDIARIES (LOCATION)
-------------------------------------------------------------------------------
RICOH CORPORATION (U.S.A.)              RICOH ELECTROICS, INC. (U.S.A.)
RICOH EUROPE B.V. (Netherlands)         RICOH UK PRODUCTS LTD. (U.K.)
NRG GROUP PLC (U.K.)                    RICOH INDUSTRIE FRANCE S.A.S. (France)
RICOH CHINA CO., LTD. (China)           RICOH ASIA INDUSTRY (SHENZHEN) LTD.
                                        (China)
RICOH ASIA PACIFIC PTE LTD (Singapore)  SHANGHAI RICOH FACSIMILE CO., LTD.
                                        (China)

Notes:

1. Ricoh Corporation changed its name to Ricoh Americas Corporation on April 1, 2007.

2. On April 1, 2007, Ricoh Europe B.V. was split by function into two companies: Ricoh Europe PLC and Ricoh Europe (Netherlands) B.V.


(7) STATUS OF EMPLOYEES (as of March 31, 2007)

(I) EMPLOYEES OF THE RICOH GROUP

                                  Industry                 Common
                 Office solutions products   Other    businesses in the
  Classification     business     business businesses       group       Total
  ----------------------------------------------------------------------------
  Number of
  employees           73,845       3,340     3,645          1,109       81,939


(II) EMPLOYEES OF THE COMPANY

                    Change from previous
Number of employees     fiscal year       Average age Average length of service
-------------------------------------------------------------------------------
11,303                      37 (Decrease)    41.3            18.3 years

2. SHAREHOLDERS' EQUITY (as of March 31, 2007)

(1) TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED:          1,500,000,000

(2) TOTAL NUMBER OF SHARES ISSUED:                             744,912,078

(3) NUMBER OF SHAREHOLDERS:                                         41,364

(4) MAJOR SHAREHOLDERS:

                              Name                                 The shareholders' stake in the Company
----------------------------------------------------------------------------------------------------------
                                                                  Thousands of shares Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)                           66,141                 8.88
Japan Trustee Services Bank, Ltd. (Trust Account)                              39,260                 5.27
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                                         36,193                 4.86
Nippon Life Insurance Company                                                  31,306                 4.20
NIPPONKOA Insurance Co., Ltd.                                                  18,193                 2.44
State Street Bank and Trust Company                                            17,112                 2.30
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION                                      15,839                 2.13
State Street Bank and Trust Company 505103                                     14,628                 1.96
Trust & Custody Services Bank, Ltd. (Trust Account B)                          12,219                 1.64
National Mutual Insurance Federation of Agricultural Cooperatives              11,947                 1.60

Notes:

1. The number of treasury stocks (14,904 thousands of shares) is not included in the chart above.

2. In addition to the above, stakes in the Company include 1,000 thousands of shares (0.13%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.


*   Breakdown of shareholders

Category                        Thousands of shares held Number of shareholders Investment ratio (%)
----------------------------------------------------------------------------------------------------
Financial institutions                  332,444                     217                44.59
Foreign companies                       298,606                     698                40.08
Individual investors and others          51,966                  39,698                 6.96
Other domestic companies                 32,347                     703                 4.34
Treasury stock                           14,904                       1                 2.00
Securities companies                     14,642                      47                 1.96


3. STATUS OF STOCK ACQUISITION RIGHTS

On December 7, 2006, the Company issued "Euro Yen Zero Coupon Convertible Bonds due 2011(bonds with stock acquisition rights)". This bond is outlined in "1. Status of the Ricoh Group, (1) Operating conditions for the fiscal year under review, (iii) Fund procurement."

4. STATUS OF CORPORATE OFFICERS

(1) DIRECTORS AND CORPORATE AUDITORS (as of March 31, 2007)

          Position                  Name                  Principal duty, representative status at other companies
----------------------------------------------------------------------------------------------------------------------------
President and Representative Masamitsu Sakurai  CEO
Director:

Director:                    Koichi Endo        Management Strategy, Corporate Planning; General Manager of Fact Base
                                                Management Innovation Office

Director:                    Masayuki Matsumoto Domestic Marketing; General Manager of Corporate Social Responsibility
                                                Division

Director:                    Katsumi Yoshida    Overseas Marketing, Office Business Strategic Planning, Production Printing
                                                Business

Director:                    Takashi Nakamura   Personnel, Production, and Legal Affairs and Intellectual Property

Director:                    Shiro Kondo        Imaging Engine Solutions Development; General Manager of MFP Business
                                                Group

Director:                    Kazunori Azuma     General Manger of Marketing Group

Director:                    Zenji Miura        Finance, Information, IR, Corporate Communication, Management of Group
                                                Companies; General Manager of Corporate Planning Division

Director:                    Kiyoshi Sakai*     Technology, Corporate Environment

Director:                    Takaaki Wakasugi   Co-director of Mitsui Life Financial Research Center, University of Michigan
                                                Ross School of Business Director and General Manager of Japan Corporate
                                                Governance Research Institute, Inc. Professor, Faculty of Business
                                                Administration, Tokyo Keizai University

Director:                    Takuya Goto*       Chairman of the Board, Kao Corporation

Corporate Auditor:           Kohji Tomizawa     Full-time

Corporate Auditor:           Shigekazu Iijima*  Full-time

Corporate Auditor:           Kenji Matsuishi    General Manager of Matsuishi Legal Services

Corporate Auditor:           Takehiko Wada      President and Representative Director of San-Ai Oil Co., Ltd.


Notes:

1. Directors and Corporate Auditors marked with * were elected at the 106th Ordinary General Meeting of Shareholders held on June 28, 2006, and assumed office.

2. Directors Takaaki Wakasugi and Takuya Goto are Outside Directors stipulated in Article 2-15 of the Corporate Law.

3. Corporate Auditors Kenji Matsuishi and Takehiko Wada are Outside Corporate Auditors stipulated in Article 2-16 of the Corporate Law.

4. Serving at the Company's accounting and finance sector for many years, Corporate Auditor Shigekazu Iijima has considerable knowledge about finance and accounting.

5. As a result of personnel changes made after the end of the fiscal year under review, Director Shiro Kondo was appointed to Representative Director and Chief Executive Officer on April 1, 2007, and Representative Director Masamitsu Sakurai was named Chairman of Japan Association of Corporate Executives on April 24, 2007.

(2) TOTAL REMUNERATION, ETC. PAID TO DIRECTORS AND CORPORATE AUDITORS

                                                   Amount of remuneration paid
 Category                     Number of recipients        (million yen)
 -----------------------------------------------------------------------------
 Directors                             11                       994
 (Outside Directors)                   (2)                      (16)

 Corporate Auditors                     4                        67
 (Outside Corporate Auditors)          (2)                      (19)
 -----------------------------------------------------------------------------
            Total                      15                     1,062
 -----------------------------------------------------------------------------

Notes:

1. The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

2. The remuneration, etc. paid to Directors include amount of allowance for Directors' bonuses based on the proposal, "Payment of bonuses to Directors" to be submitted to the 107th Ordinary General Meeting of Shareholders to be held on June 27, 2007, amounting to Yen 185 million.

3. The above remuneration, etc. include a total amount of Yen473 million for Directors (including Yen3 million for two Outside Directors) and Yen 25 million for Corporate Auditors (including Yen 11 million for two Outside Corporate Auditors) based on the proposal, "Payment of retirement allowances for Directors and Corporate Auditors following the abolishment of the retirement allowance system," which is scheduled to be submitted to the 107th Ordinary General Meeting of Shareholders to be held on June 27, 2007.

4. In accordance with the proposal, "Granting of retirement allowances to retiring directors and a corporate auditor," which was approved at the 106th Ordinary General Meeting of Shareholders held on June 28, 2006, the Company paid Yen 180 million separately to them.


(3) OUTSIDE DIRECTORS AND CORPORATE AUDITORS

(i) Significant concurrent jobs Outside Directors and Corporate Auditors are engaged in at other companies

                                     Concurrent positions as Director in charge of
                                    execution of operations or outside Director, at
Position                Name                        other companies
-------------------------------------------------------------------------------------
Outside Director  Takaaki Wakasugi Co-director of Mitsui Life Financial Research
                                   Center, University of Michigan Ross School of
                                   Business
                                   Director and General Manager of Japan Corporate
                                   Governance Research Institute, Inc.
                                   Professor, Faculty of Business Administration,
                                   Tokyo Keizai University
                                   Emeritus Professor, the University of Tokyo
                                   Outside Corporate Auditor, JFE Holdings, Inc.

Outside Director  Takuya Goto      Chairman of the Board, Kao Corporation
                                   Outside Director, Asahi Glass Co., Ltd.
                                   Outside Director, Nagase & Co., Ltd.

Outside Corporate Kenji Matsuishi  General Manager of Matsuishi Legal Services
Auditor

Outside Corporate Takehiko Wada    President and Representative Director of San-Ai
Auditor                            Oil Co., Ltd.

..  There is no special conflict of interests between the Company and Kao
   Corporation.

..  There is no special conflict of interests between the Company and San-Ai Oil
   Co., Ltd.

(ii) Major activities by outside Directors and Corporate Auditors

Position                Name                             Main activities
-----------------------------------------------------------------------------------------------
Outside Director  Takaaki Wakasugi Participated in 11 of the 14 Board of Directors meetings held during the fiscal year under review, and made
                                   statements, whenever necessary, mainly from his expert
                                   perspective as a scholar of finance and a governance
                                   specialist.

Outside Director  Takuya Goto      Participated in 8 of 9 Board of Directors meetings held
                                   after taking over as Outside Director, and made statements, whenever necessary, mainly from the perspective of a
                                   highly-experienced manager.

Outside Corporate Kenji Matsuishi  Participated in 12 of the 14 Board of Directors meetings
Auditor                            and 8 of 9 Board of Corporate Auditors meetings, held
                                   during the fiscal year under review, and made statements,
                                   whenever necessary, mainly from his various perspectives
                                   based on the insight he has cultivated as a lawyer.

Outside Corporate Takehiko Wada    Participated in 8 of the 14 Board of Directors meetings and
Auditor                            all of 9 Board of Corporate Auditors meetings, held during the fiscal year under review, and made statements, whenever necessary, mainly from the perspective of a
                                   highly-experienced manager.


(iii) Outline of liability limitation contracts

The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Corporate Auditors.

The outline of liability limitation contracts, which the Company concluded with Outside Directors and Corporate Auditors in accordance with the revised Articles of Incorporation, is as follows.

    (a)Liability limitation contracts with Outside Directors
       Under such contracts, the maximum liability of Outside Directors shall be the higher of either of Yen 10.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

    (b)Liability limitation contracts with Outside Corporate Auditors
       Under such contracts, the maximum liability of Outside Corporate Auditors shall be the higher of either of Yen 5.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.


5. ACCOUNTING AUDITORS

(1) NAME: KPMG AZSA & CO.

(2) REMUNERATION, ETC.:

                                                              Amount to be paid
 ------------------------------------------------------------------------------
 Remuneration, etc. to be paid to the accounting auditor by
   the Company                                                 179 million yen

 Total sum of remuneration, etc. to be paid to the
   accounting auditor by the Company and its subsidiaries      344 million yen

Notes:

1. In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Securities and Exchange Law. Accordingly, the above "Remuneration, etc. to be paid to the accounting auditor by the Company" above represent the sum of these remunerations.

2. The Company consigns to the accounting auditor not only services provided in
Article 2, Paragraph 1 of the Certified Public Accountants Law but also services for preparing comfort letters at the time of issuing corporate bonds, as well as due diligence relating to corporate acquisition. Hence, fees for such services are included in the above remuneration, etc.

3. Among the Company's major subsidiaries, Ricoh Corporation and other 5 subsidiaries are audited by KPMG.


(3) POLICY REGARDING DECISION TO DISMISS OR NOT REAPPOINT THE ACCOUNTING AUDITOR

The Board of Corporate Auditors, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.

In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.


6. SYSTEMS TO SECURE APPROPRIATENESS OF OPERATIONS

Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company's operations are as follows:


(1) SYSTEM TO ENSURE THE EFFICIENT IMPLEMENTATION OF DIRECTORS' DUTIES AND COMPLIANCE WITH LAWS AND ARTICLES OF INCORPORATION

The Company promotes a sense of alertness in execution of management and execution of business, and in addition uses the following management structures in order to further improve its quality and speediness.

(i) Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.

(ii) As part of the strengthening of management oversight functions by the Board of Directors, the "Nomination and Compensation Committee," a permanent organization composed of Outside Directors and designated internal Directors, makes propositions and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii) The executive officer system, its division of duties clarified, is speeding up the decision-making process through the attribution of authority to each business division.

(iv) The "Group Management Committee" (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet certain qualifications. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning proposals on the most appropriate strategies for direction of each business division and the entire Group, within the limits granted to it.

(v) The "Disclosure Committee" is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it performs checks on the process for the production of disclosed information.


(2) SYSTEMS RELATED TO THE RETENTION AND MANAGEMENT OF INFORMATION RELATED TO THE IMPLEMENTATION OF DIRECTORS' DUTIES

Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Corporate Auditors.


(3) REGULATIONS AND OTHER STRUCTURES REGARDING RISK MANAGEMENT FOR LOSSES

(i) The occurrence of losses shall be proactively prevented based on regulations for risk management.

(ii) Should losses nevertheless arise, efforts shall be made to minimize damage
(loss) based on standards for initial reaction.

(iii) In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management will be created that will thoroughly cover all aspects globally.


(4) SYSTEMS TO ENSURE APPROPRIATE COMPLIANCE WITH LAWS, AND ARTICLES OF INCORPORATION CONCERNING THE PERFORMANCE OF EMPLOYEE'S DUTIES

(i) In order to thoroughly implement the "Ricoh Group Corporate Social Responsibility (CSR) Charter" which sets forth the principles of corporate behavior with regard to CSR including compliance, and the "Ricoh Group Code of Conduct" which shows the general rules of conduct for Ricoh Group employees, the Specialty Committee and a "Hot Line" for reporting incidents and seeking advice have been established. Also various training programs are set up with an aim to enhance compliance domestically and overseas.

(ii) Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of "complying with laws, norms and internal rules," "improvement of business effectiveness and efficiency," "maintaining high reliability of financial reporting" and "securing of assets," including compliance to the Sarbanes-Oxley Act of 2002, the Financial Products

Exchange Law and other relevant laws and regulations.

(iii) To ensure appropriate internal auditing, an internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv) The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. In an aim to establish and improve an internal control system of the Ricoh Group, the Company shall institute an "Internal Control Committee" within the Group Management Committee, which is expected to be held regularly to deliberate and decide on relevant matters.


(5) SYSTEMS TO ENSURE CORRECT BUSINESS STANDARDS IN THE RICOH GROUP COMPOSED OF THE COMPANY AND ITS AFFILIATES
Ricoh and each affiliate in the Ricoh Group shall devise a system that will ensure the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while keeping mutual respect for their independence, as follows:

(i) The Company's Board of Directors and the "Group Management Committee" (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii) The "Ricoh Group Standard" (RGS) represents a set of common rules to be followed by the entire Group.


(6) MATTERS REGARDING EMPLOYEES WHOM AUDITORS REQUEST TO ASSIST THEM IN THE PERFORMANCE OF THEIR DUTIES

In order to clarify the independency of staff for Corporate Auditors, the Company shall establish a Corporate Auditor office, where exclusively assigned employees assist Corporate Auditors in auditing through directives from Corporate Auditors.


(7) MATTERS RELATED TO THE INDEPENDENCE OF CORPORATE AUDITORS' STAFF FROM DIRECTORS DESCRIBED IN (6) ABOVE

When an employee (as in (6) above) assists CORPORATE Auditors in their work, he or she shall not be subject to orders given by Directors. In addition, decisions concerning personnel assessments or personnel changes regarding said employees shall be made only after hearing the opinions of the CORPORATE Auditors.


(8) SYSTEMS TO ENABLE DIRECTORS OR EMPLOYEES TO REPORT TO CORPORATE AUDITORS, AND OTHER SYSTEMS RELATED TO REPORTING TO AUDITORS

Directors or employees shall report to CORPORATE Auditors matters concerning laws and regulations, as well as "important matters decided by Directors which affect the entire company," "the results of internal audits," "the status of reporting via the internal reporting system," and "matters which auditors have sought reports about."


(9) SYSTEMS ESTABLISHED TO ENSURE THE EFFICACIOUS PERFORMANCE OF AUDITING RESPONSIBILITIES BY CORPORATE AUDITORS

CORPORATE Auditors shall perform audits thoroughly by attending the board of Directors meetings and management meetings, receiving reports on exercise of function from the Directors and executive officers, reviewing important resolution documents, and investigating the status of operations of divisions and group companies.

CONSOLIDATED BALANCE SHEETS (as of March 31, 2007)

                                                             Millions of yen
 ------------------------------------------------------------------------------
                                                             As of March 31,
 ------------------------------------------------------------------------------
                                                             2007       2006
 ------------------------------------------------------------------------------
 ASSETS
 Current Assets:
    Cash and cash equivalents                               255,737    187,055
    Time deposits                                             1,417      1,470
    Marketable securities                                       177        162
    Trade receivables:
        Notes                                                66,474     75,678
        Accounts                                            450,231    391,972
        Less-Allowance for doubtful receivables             (16,555)   (16,031)
           Total trade receivables                          500,150    451,619
 Current maturities of long-term finance receivables, net   193,087    178,882
    Inventories:
        Finished goods                                      113,379    104,218
        Work in process and raw materials                    70,975     65,027
           Total inventories                                184,354    169,245
    Deferred income taxes and other                          65,170     55,110
           Total Current Assets                           1,200,092  1,043,543
 Fixed Assets:
    Property, Plant and Equipment:
        Land                                                 47,007     46,721
        Buildings and structures                            227,900    217,302
        Machinery and equipment                             636,577    622,038
        Construction in progress                             12,512     11,541
        Less-Accumulated depreciation                      (659,328)  (629,359)
           Total property, plant and equipment              264,668    268,243
    Investment and Other Assets:
        Long-term finance receivables, net                  435,874    415,435
        Investment securities                                74,836     36,419
        Investment in and advances to affiliates             15,608     52,028
        Goodwill                                             72,048     51,934
        Other intangible assets                              81,925     79,175
        Lease deposits and other                             98,355     94,406
           Total investment and other assets                778,646    729,397
            Total Fixed Assets:                           1,043,314    997,640
 ------------------------------------------------------------------------------
             Total Assets                                 2,243,406  2,041,183
 ==============================================================================

CONSOLIDATED BALANCE SHEETS (as of March 31, 2007)

                                                             Millions of yen
-------------------------------------------------------------------------------
                                                             As of March 31,
-------------------------------------------------------------------------------
                                                             2007       2006
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
   Short-term borrowings                                     91,673     82,520
   Current maturities of long-term
     indebtedness                                            87,174    103,131
   Trade payables-
       Notes                                                 25,000     25,591
       Accounts                                             342,211    313,561
          Total trade payables                              367,211    339,152
   Accrued income taxes                                      46,194     40,936
   Accrued expenses and other                               143,360    118,289
              Total Current Liabilities                     735,612    684,028
Long-term Liabilities:
   Long-term indebtedness                                   236,801    195,626
   Accrued pension and severance costs                       99,028     97,020
   Deferred income taxes                                     44,183     51,374
          Total Long-term Liabilities:                      380,012    344,020
              Total Liabilities                           1,115,624  1,028,048

Minority Interests                                           56,869     52,890

Shareholders' Investment
   Common stock                                             135,364    135,364
   Additional paid-in capital                               186,454    186,450
   Retained earnings                                        752,398    665,394
   Accumulated other comprehensive income
     (loss)                                                  26,998      4,099
   Treasury stock at cost                                   (30,301)   (31,062)
       Total shareholders' investment                     1,070,913    960,245
-------------------------------------------------------------------------------
          Total Liabilities, Minority
            Interests and Shareholders'
            Investment                                    2,243,406  2,041,183
==============================================================================

CONSOLIDATED STATEMENTS OF INCOME (for the year ended March 31, 2007)

                                                           Millions of yen
  ---------------------------------------------------------------------------
                                                         For the year ended
                                                              March 31,
  ---------------------------------------------------------------------------
                                                           2007       2006
  ---------------------------------------------------------------------------
  Net sales                                             2,068,925  1,909,238
  Cost of sales                                         1,206,519  1,114,238
     Gross profit                                         862,406    795,000
  Selling, general and administrative expenses            688,026    646,416
     Operating income                                     174,380    148,584
  Other (Income) Expenses                                    (139)    (4,182)
     Interest and dividend income                          (5,501)    (2,896)
     Interest expenses                                      7,350      5,244
     Foreign exchange gain and loss, net                    1,199     (3,748)
     Others, net                                           (3,187)    (2,782)
  Income from continuing operations before Income Taxes   174,519    152,766
  Provision for Income Taxes:
     Current                                               66,523     60,857
     Deferred                                              (2,197)    (4,692)
         Total income taxes                                64,326     56,165
  Minority interests                                       (5,508)    (4,185)
  Equity in Earnings of Affiliates                          1,539      2,606
  ---------------------------------------------------------------------------
  Income from continuing operations                       106,224     95,022
  Income from discontinued operations, net of tax           5,500      2,035
  Net income                                              111,724     97,057
 ==============================================================================

Note:As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
(for the year ended March 31, 2007)

                                                                                                      (Unit: millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                           Additional              other                       Total
                                                   Common   paid-in   Retained comprehensive Treasury      Shareholders'
                                                   stock    capital   earnings income (loss)  stock         Investment
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance                                  135,364  186,450   665,394      4,099     (31,062)          960,245
-----------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustments resulting from
  the adoption of SAB No. 108, net of tax (Note 1)      --       --    (6,464)        --          --            (6,464)
-----------------------------------------------------------------------------------------------------------------------------
Beginning balance (after adjustment)               135,364  186,450   658,930      4,099     (31,062)          953,781
-----------------------------------------------------------------------------------------------------------------------------
Gains (Loss) on disposal of treasury stock                        4                                                  4
-----------------------------------------------------------------------------------------------------------------------------
Dividends declared and approved                                       (18,256)                                 (18,256)
-----------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                            111,724                                  111,724
-----------------------------------------------------------------------------------------------------------------------------
Net unrealized holding gains on
  available-for-sale securities                                                       73                            73
-----------------------------------------------------------------------------------------------------------------------------
Minimum pension liability adjustments                                                970                           970
-----------------------------------------------------------------------------------------------------------------------------
Unrealized gains (losses) on derivatives                                            (185)                         (185)
-----------------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustments                                                24,774                        24,774
-----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                                                              137,356
Adjustment to initially apply SFAS No. 158, net
  of tax (Note 2)                                                                 (2,733)                       (2,733)
-----------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stocks, net                                                                 761               761
-----------------------------------------------------------------------------------------------------------------------------
Ending balance                                     135,364  186,454   752,398     26,998     (30,301)        1,070,913
-----------------------------------------------------------------------------------------------------------------------------

Notes:

1. SAB (Staff Accounting Bulletin) No. 108: "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"

2. SFAS (Statement of Financial Accounting Standards) No. 158: "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" issued by the Financial Accounting Standards Board (FASB) of the U.S.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Accounting Policies Regarding the Preparation of
Consolidated Financial Statements


SCOPE OF CONSOLIDATION

1. ITEMS RELATED TO SCOPE OF CONSOLIDATION

(1) NUMBER OF CONSOLIDATED SUBSIDIARIES: 272 COMPANIES

The name of major consolidated subsidiaries can be found in 1. Status of the Ricoh Group, (3) Status of major subsidiaries.


(2) CHANGES IN SCOPE OF CONSOLIDATION

In the fiscal year under review, the Company added 28 companies in scope of consolidation, and excluded 15 companies from scope of consolidation.


2. APPLICATION OF THE EQUITY METHOD

(1) NUMBER OF COMPANIES TO WHICH THE EQUITY METHOD IS APPLIED: 50
Name of major companies to which the equity method is applied: Sindo Ricoh Co., Ltd., others


(2) CHANGES OF APPLICATION OF EQUITY METHOD

In the fiscal year under review, the Company added 1 company for application of equity method, and excluded 10 companies from application of equity method. Coca-Cola West Holdings Co., Ltd. are among companies which were excluded from application of equity method.


SIGNIFICANT ACCOUNTING POLICIES

1. BASIS FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), in compliance with Article 148, Section 1 of the Corporate Calculation Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.


2. ACCOUNTING POLICY FOR SECURITIES

The Company and Consolidated Subsidiaries ("Ricoh") applies Statement of Financial Accounting Standards ("SFAS") No.115, "Accounting for Certain Investments in Debt and Equity Securities". All of Ricoh's Securities in debt and marketable equity securities are mainly classified as available-for-sale securities.

Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).


3. ACCOUNTING POLICY FOR INVENTORIES:

Inventories are mainly stated principally at the lower of average cost or net realizable values.


4. PROPERTY, PLANT AND EQUIPMENT:

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13 "Accounting for Leases." which is classified as a capital lease, is treated as acquisition of tangible fixed assets.


5. SOFTWARE FOR INTERNAL USE:

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."


6. GOODWILL AND OTHER INTANGIBLE FIXED ASSETS:

Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment, in accordance with the SFAS No. 142, "Goodwill and Other Intangible Assets." Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.


7. BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL RECEIVABLES:

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement.


(2) RESERVE FOR RETIREMENT ALLOWANCES:

The measurement of pension costs and liabilities is determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses in the consolidated financial statements. Amortization of net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.


8. The consumption tax and the local consumption tax are excluded from profits and losses.


9. On May 31, 2006, the Company's subsidiary San-Ai Co., Ltd. sold its digital content distribution business to Giga Networks Co., Ltd. (former Mobile Alliance Co., Ltd.). As a result of the sales, these operations of the business units sold were reclassified to discontinued operations pursuant to the requirement on SFAS No. 144 "Accounting Standard for Impairment or Disposal of Long-term Assets" because the company and the subsidiary have no significant continuing involvement in the operating sold.


(Change in significant accounting policies)

1. In measuring costs and liabilities relating to lump-sum retirement allowances, the Company adopted SFAS No. 158, "Employers' Accounting of Defined Benefit Pension and Other Postretirement Benefit Plans" on
    March 31, 2007. Accordingly, the Company recognizes the funded status of the pension plan (difference between retirement obligations and fair value of pension assets) on its consolidated balance sheets, and corresponding, unrecognized actuarial net losses, pension fund reserves shortfall and transition obligations or assets are reported in accumulated other comprehensive income (loss).

2. The Securities and Exchange Commission of the U.S. issued SAB (Staff Accounting Bulletin) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" in September 2006. SAB No. 108 requires companies to quantify misstatements using both the balance sheet approach and the income statement approach, and to evaluate the importance of misstatements taking into account relevant quantitative and qualitative factors. If, in the initial year of adopting SAB No. 108, it is concluded that the effect of prior year misstatements is material, companies are allowed, as a transitional measure, to record the effect as a cumulative effect adjustment to beginning of year retained earnings.

       The Company and some of its domestic consolidated subsidiaries previously set the residual value of tangible fixed assets at 5% of acquisition cost in principle using the standards provided in the Corporate Tax Law. However, we concluded that it is adequate to set the residual value at Yen 1, given a negligible disposal value of tangible fixed assets at the termination of useful life.

       Accordingly, we reduced the beginning of year balance of retained earnings for fiscal year under review by Yen 6,464 million.


NOTES TO CONSOLIDATED BALANCE SHEETS

1.  Allowance for doubtful receivables related to long-term finance receivables:
                                                             Yen 13,779 million

2. Accumulated comprehensive other income (loss) includes accumulated foreign currency translation adjustments, unrealized gain (loss) on securities, unrealized gain (loss) on derivatives, and pension liability adjustments.

3.  Pledged assets and liabilities:

    (1) Pledged assets:
        Tangible fixed assets:                               Yen 2,782 million
        Leasing receivables:                                   Yen 404 million

    (2) Pledged liabilities                                    Yen 597 million

4.  Guarantee obligation including employees' housing loans: Yen 1,092 million


NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' INVESTMENT

1.  Details and total number of shares outstanding as of the end of the fiscal year
    Common stock:                                            744,912,078 shares

2. Dividend, effective date of which belongs to the next fiscal year though base date belongs to the current fiscal year

    The Company intends to propose an agenda on dividends (dividend per share:
    Yen 15.00; total amount of dividend: Yen 10,950 million; base date:
    March 31, 2007) for the 107th Ordinary General Meeting of Shareholders to be held on June 27, 2007.

3. Details and number of shares to be object of stock acquisition rights at the end of the current fiscal year

    In case "Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)" issued on December 7, 2006 is converted at the price of Yen 2,800:
    Common stock:                                            19,741,071 shares


NOTES TO PER-SHARE INFORMATION

1.  Net assets per share:                                          Yen 1,467.03

2.  Basic net income per share:                                      Yen 153.10
    Diluted net income per share:                                    Yen 151.89


ADDITIONAL INFORMATION

On January 25, 2007, the Company and IBM Corporation concluded an agreement to establish InfoPrint Solutions Company as a joint venture based on IBM's printing system business division. The amount the Company paid to IBM based on the agreement was 725 million U.S. dollars (payment date: June 1, 2007).

[English Translation of the Auditors' Report Originally Issued in the Japanese
                                   Language]

                         INDEPENDENT AUDITORS' REPORT
                         -----------------------------


                                                                   May 15, 2007
The Board of Directors
Ricoh Company, Ltd.

                                          KPMG AZSA & Co.


                                          Teruo Suzuki (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant


                                          Ryoji Fujii (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant


                                          Mikihiro Himeno (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant



We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' investment and the notes to consolidated financial statement of Ricoh Company, Ltd. for the year from April 1, 2006 to March 31, 2007 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Ricoh Company, Ltd. and consolidated subsidiaries as of March 31, 2007 and the consolidated results of their operations for the year then ended, in conformity with the Article 148(1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 1, Significant Accounting Policies, Accounting Policies Regarding the Preparation of Consolidated Financial Statements, Notes to Consolidated Financial Statements).

As discussed in Accounting Policies Regarding the Preparation of Consolidated Financial Statements, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin No.108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Note: The details of audit report on consolidated financial statements by the Board of Auditors are included in Transcript of Corporate Auditor's Report on Consolidated Financial Statements (page 40).

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2007)

                                                                Millions of yen
-------------------------------------------------------------------------------
                                                              As of March 31,
-------------------------------------------------------------------------------
                                                               2007      2006
-------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash on hand and in banks                                   23,602    8,689
   Notes receivable - trade                                     7,221    7,540
   Accounts receivable - trade                                244,754  235,393
   Marketable securities                                      118,046   50,985
   Finished goods                                              24,026   26,352
   Raw materials                                                3,146    3,405
   Work in process                                              7,578    6,806
   Supplies                                                     7,248    7,820
   Deferred tax assets                                         16,206   12,703
   Accounts receivable - other                                 16,678   14,510
   Short-term loans receivable                                 74,131  102,411
   Other current assets                                         5,960    6,019
   Allowance for doubtful accounts                               (239)  (1,582)
       Total Current Assets                                   548,362  481,056
Fixed Assets:
   Tangible fixed assets:
       Buildings                                               50,073   48,532
       Structures                                               2,600    1,894
       Machinery and equipment                                 24,721   19,391
       Vehicles                                                    13       19
       Tools                                                   20,689   21,997
       Land                                                    29,274   29,261
       Construction in progress                                 5,085    9,277
          Total tangible fixed assets                         132,457  130,374
   Intangible fixed assets:
       Leasehold right and others                              11,279    9,169
       Software                                                20,484   22,190
          Total Intangible fixed assets                        31,764   31,359
   Investments and Other Assets:
       Investment securities                                   26,995   33,217
       Affiliates' securities                                 189,463  191,797
       Investment in affiliates                                27,488   25,974
       Long-term loans receivable                             106,858   80,814
       Deferred tax assets                                      1,788    1,620
       Lease deposit                                            6,811    7,009
       Other investments                                        4,799    2,289
       Allowance for doubtful accounts                           (501)  (2,962)
          Total investments and other assets                  363,705  339,761
              Total Fixed Assets                              527,927  501,494
-------------------------------------------------------------------------------
                  Total Assets                              1,076,290  982,551
==============================================================================

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2007)

                                                                Millions of yen
-------------------------------------------------------------------------------
                                                              As of March 31,
-------------------------------------------------------------------------------
                                                               2007      2006
-------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
   Notes payable - trade                                        5,017    4,641
   Accounts payable - trade                                   146,776  133,036
   Bonds maturing within one year                                  --   35,000
   Accounts payable - other                                    17,331   17,112
   Accrued expenses                                            35,954   33,153
   Accrued corporate tax, etc.                                 24,939   21,308
   Reserve for bonuses                                         14,154   11,872
   Reserve for Directors' bonuses                                 185       --
   Warranty reserve                                               612      418
   Other current liabilities                                    5,163    5,329
       Total Current Liabilities                              250,134  261,871
Long-term Liabilities:
   Bonds                                                       25,000   25,000
   Convertible Bonds                                           55,256       --
   Reserve for benefit obligation                                 616      417
   Reserve for Directors' retirement allowances                   466      510
       Total Long-term Liabilities                             81,339   25,927
          Total Liabilities                                   331,474  287,799

(Net Assets)
Shareholders' Equity:
Common Stock                                                  135,364  135,364
Additional paid-in-capital:
   Legal capital reserve                                      180,804  180,804
   Other additional paid-in-capital                                 3       --
          Total additional paid-in-capital                    180,808  180,804
Retained Earnings:
   Legal reserve                                               14,955   14,955
   Other retained earnings                                    437,714  384,198
       Reserve for deferral of capital gain on
         property                                                 506      550
       Reserve for special depreciation                         1,147    1,272
       Reserve for warranty on computer programs                  124      167
       Reserve for social contributions                           104      117
       General reserve                                        362,350  326,350
       Retained earnings brought forward                       73,482   55,740
          Total Retained Earnings                             452,669  399,153
Treasury stock                                                (30,114) (29,339)
          Total Shareholders' Equity                          738,727  685,982
Difference of appreciation and conversion
   Difference of appreciation and conversion                    6,088    8,769
       Net unrealized holding gains on securities               6,088    8,769
          Total Net Assets (Shareholders' Equity)             744,815  694,752
-------------------------------------------------------------------------------
          Total Liabilities and Net Assets
            (Shareholders' Equity)                          1,076,290  982,551
==============================================================================

NON-CONSOLIDATED STATEMENTS OF INCOME (for the year ended March 31, 2007)

                                                              Millions of yen
-------------------------------------------------------------------------------
                                                             For the year ended
                                                                 March 31,
-------------------------------------------------------------------------------
                                                                2007     2006
-------------------------------------------------------------------------------
   Net sales                                                 1,033,302  934,354
   Cost of sales                                               712,757  645,496
   Gross profit on sales                                       320,545  288,857
   Selling, general and administrative expenses                233,571  219,144
       Total operating income                                   86,974   69,712
Non-operating income:
   Interest and dividend income                                 20,173    7,995
   Other revenue                                                 4,534    7,732
          Total non-operating revenue                           24,707   15,728
Non-operating expenses:
   Interest expenses                                               636      709
   Other expenses                                                5,813    2,290
          Total non-operating expenses                           6,450    3,000
Ordinary income                                                105,231   82,441
Extraordinary income:
   Reversal of allowance for doubtful accounts                   3,632       --
   Gains on sales of fixed assets                                   --    1,662
          Total extraordinary income                             3,632    1,662
       Net income before taxes                                 108,864   84,103
       Corporate, inhabitant and enterprise taxes               38,800   27,400
       Corporate and other tax adjustments                      (1,844)   1,616

       Net income                                               71,908   55,087
===============================================================================

STATEMENTS OF CHANGES IN NET ASSETS
(for the year ended March 31, 2007)

                                                        (Unit: millions of yen)

---------------------------------------------------------------------------------------------------------------------------------
                                                          Shareholders' equity
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Difference
                                                                                                               of
                                                                                                          appreciation
                                                                                                              and
                                           Additional paid-in-capital Retained earnings                    conversion
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Net
                                                                                Other             Total    unrealized
                                            Legal         Other                retained           share-    holding
                                   Common  capital     additional      Legal   earnings Treasury holders'   gains on     Total
                                   stock   reserve   paid-in-capital  reserve  (Note 1)  stock    equity   securities  net assets
---------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2006       135,364 180,804         --         14,955   384,198  (29,339) 685,982      8,769     694,752
Changes during the fiscal year
Dividends of retained earnings
  (Note 2)                                                                      (8,763)           (8,763)                (8,763)
Dividends of retained earnings                                                  (9,492)           (9,492)                (9,492)
Bonuses to Directors (Note 2)                                                     (135)             (135)                  (135)
Net income                                                                      71,908            71,908                 71,908
Acquisition of treasury stock                                                              (798)    (798)                  (798)
Disposal of treasury stock                                  3                                23       27                     27
Net changes except for
  shareholders' equity                                                                                       (2,681)     (2,681)
Net changes during the fiscal year      --      --          3             --    53,516     (775)  52,744     (2,681)     50,063
Balance as of March 31, 2007       135,364 180,804          3         14,955   437,714  (30,114) 738,727      6,088     744,815
---------------------------------------------------------------------------------------------------------------------------------

Note 1: Breakdown of other retained earnings             (Unit: millions of yen)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Retained
                                                            Fixed                                               earnings
                                                           assets   Reserve for  Reserve   Reserve for           to be
                                                          reduction   special      for       social     General carried
                                                           reserve  depreciation programs contributions reserve forward   Total
---------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2006                                 550       1,272       167         117      326,350  55,740  384,198
Changes during the fiscal year
Dividends of retained earnings (Note 2)                                                                          (8,763)  (8,763)
Dividends of retained earnings                                                                                   (9,492)  (9,492)
Reversal of fixed assets reduction reserve (Note 2)          (22)                                                    22       --
Reversal of fixed assets reduction reserve                   (21)                                                    21       --
Accumulation of reserve for special depreciation (Note 2)                736                                       (736)      --
Reversal of reserve for special depreciation (Note 2)                   (393)                                       393       --
Accumulation of reserve for special depreciation                          52                                        (52)      --
Reversal of reserve for special depreciation                            (521)                                       521       --
Reversal of reserve for programs (Note 2)                                          (28)                              28       --
Reversal of reserve for programs                                                   (14)                              14       --
Accumulation of reserve for community contribution
  (Note 2)                                                                                      83                  (83)      --
Reversal of reserve for community contribution                                                 (95)                  95       --
Accumulation of general reserve (Note 2)                                                                 36,000 (36,000)      --
Bonuses to Directors (Note 2)                                                                                      (135)    (135)
Net income                                                                                                       71,908   71,908
Net changes during the fiscal year                           (44)       (125)      (43)        (12)      36,000  17,741   53,516
Balance as of March 31, 2007                                 506       1,147       124         104      362,350  73,482  437,714
---------------------------------------------------------------------------------------------------------------------------------

Note 2: An item of appropriation of retained earnings approved at the Ordinary General Meeting of Shareholders held in June 2006.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS


NOTES REGARDING SIGNIFICANT ACCOUNTING POLICIES

1.  ACCOUNTING POLICY FOR SECURITIES

(1) SECURITIES OF SUBSIDIARIES AND AFFILIATES

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2) OTHER SECURITIES

Marketable securities:     Marked to market based on the market price at the
                           end of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities: Stated at cost based on the moving average method.


2. ACCOUNTING POLICY FOR DERIVATIVES

Derivatives are stated at market value.


3.  ACCOUNTING POLICY FOR INVENTORIES

Inventories are stated principally at the lower of cost or market using the gross average method.


4.  DEPRECIATION AND AMORTIZATION

(1) TANGIBLE FIXED ASSETS:

Depreciated by using the declining-balance method.

   Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. Major useful life is as follows:

                      Buildings:               5-50 years
                      Machinery and equipment: 2-12 years

(2) INTANGIBLE FIXED ASSETS:

Depreciated by using the straight-line method.

   With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is three years. With software for internal use, the Company uses the straight-line method based on a usable period of five years.


5.  BASIS FOR PROVISION OF RESERVES

(1) ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

(2) RESERVE FOR BONUSES:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

(3) RESERVE FOR BONUSES TO DIRECTORS

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current of financial year.

(4) WARRANTY RESERVE:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.

(5) RESERVE FOR RETIREMENT ALLOWANCES:

To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. The company uses straight-line depreciation for actuarial gains or losses and for prior service costs over averaged remaining employment term. (15 years)

(6) RESERVE FOR DIRECTORS' RETIREMENT BONUSES:

At year-end, Ricoh calculates the amounts required under internal rules to pay directors retirement allowances.


6.  CONSUMPTION TAXES

The consumption tax and the local consumption tax are excluded from profits and losses.


7.  LEASING

Finance leases for which ownership does not transfer to lessees are accounted for as operating leases.


8.  HEDGE ACCOUNTING

(1) HEDGE ACCOUNTING METHODS:

With currency swaps, the Company hedges by assigning transactions that meet assignment requirements.

(2) HEDGE INSTRUMENTS AND TARGETS:

There is no Hedging Instrument or Hedging Target at the end of current fiscal year.

(3) HEDGING POLICIES:

In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4) HEDGE EFFECTIVENESS:

The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments.


REVISION ON ACCOUNTING SETTLEMENT

(1) ACCOUNTING STANDARDS FOR BONUSES TO DIRECTORS

Effective April 1, 2006, Ricoh adopted ASBJ statement No.4 "Accounting Standard for Directors' Bonuses" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect of change was to decrease operating income, ordinary profit and interim net income before income taxes by Yen 185 million, respectively, for the year ended March 31, 2007 compared with what would have been recorded under the previous method.

(2) ACCOUNTING STANDARDS FOR PRESENTATION OF THE NET ASSETS SECTION OF BALANCE SHEETS

Effective April 1, 2006, Ricoh adopted ASBJ Statement No.5 "Accounting Standards for Presentation of Net Assets in Balance Sheet" and its Implementation Guidance - ASBJ Guidance No.8, "Guidance on Accounting Standards for Presentation of Net Assets in Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is Yen 744,815 million.

"Net Assets" in the balance sheet for the interim accounting period is presented according to the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statement".


NOTES TO NON-CONSOLIDATED BALANCE SHEETS

1.  Accumulated depreciation on tangible fixed assets: Yen 363,469 million

2.  Guarantee obligation:

    Bank borrowings for employees' housing funds:           Yen 85 million

3.  Monetary debts and credits for affiliates:

      Short-term receivable due from affiliates:       Yen 295,429 million
      Long-term receivable due from affiliates:        Yen 107,218 million
      Short-term payable due to affiliates:             Yen 87,189 million

4. Notes matured at the end of the current fiscal year are settled on the notes exchange date. Since the final date of the current fiscal year falls on banking holiday, the following notes matured in the current fiscal year are included in the balance:

      Notes receivable:                            Yen 1,036 million
      Notes payable:                                 Yen 239 million

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

Transaction with affiliates:

     Sales:                                             Yen 921,584 million
     Purchase:                                          Yen 385,736 million
     Non-operating transactions:                         Yen 28,836 million


NOTES TO STATEMENTS OF CHANGES IN NET ASSETS

1. Number of outstanding shares as of the end of the fiscal year under review

     Common stock:                                      744,912,078 shares

2. Number of treasury shares as of the end of the fiscal year under review

      Common stock:                                      14,904,395 shares

3. Dividends of retained earnings

(1)Payment of dividends
-------------------------------------------------------------------------------
                                  Total amount of  Dividends
Resolution                           dividends     per share    Record date
-------------------------------------------------------------------------------
Ordinary General Meeting of      Yen 8,763 million Yen 12.00     March 31, 2006
  Shareholders (June 28, 2006)
Board of Directors meeting       Yen 9,492 million Yen 13.00 September 30, 2006
  (October 27, 2006)
-------------------------------------------------------------------------------


(2) Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year
-------------------------------------------------------------------------------
                                     Total amount of   Dividends
Resolution (scheduled)                  dividends      per share  Record date
-------------------------------------------------------------------------------
Ordinary General Meeting of
  Shareholders (June 27, 2007)      Yen 10,950 million Yen 15.00 March 31, 2007
-------------------------------------------------------------------------------


NOTES TO DEFERRED TAX ACCOUNTING

Major factors giving rise to deferred tax assets include denial of reserve for retirement benefits and denial of reserve for bonuses, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust and unrealized holding gains/losses on other securities.


NOTES TO LEASED FIXED ASSETS

The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

NOTES TO RELATED PARTY TRANSACTIONS

                                                                                                 (Unit: millions of yen)
                                             Relation with company
------------------------------------------------------------------------------------------------------------------------
                                                                                                                Balance
                                                                                                               as of the
                                                                                                                fiscal
                            Voting rights                                                                        year
                               held by                                                  Transaction              under
           Name of company,    Company    Concurrent                   Description of     amount     Account    review
Attribute        etc.            (%)      Directors  Business relation  transactions     (Note 3)     item     (Note 3)
------------------------------------------------------------------------------------------------------------------------
Subsidiary Tohoku Ricoh      (Possessed)     Yes      Manufacturing         Purchase of     53,403  Accounts     18,894
           Co., Ltd.         Directly:                of the                products                payable -
                             100%                     Company's             (Note 1)                trade
                                                      office
                                                      equipment

Subsidiary Ricoh Sales Co.,  (Possessed)     Yes      Sale of the           Sales of       185,919  Accounts     41,415
           Ltd.              Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment

Subsidiary Ricoh Chubu       (Possessed)     Yes      Sale of the           Sales of        47,250  Accounts     10,810
           Co., Ltd.         Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment

Subsidiary Ricoh Kansai      (Possessed)     Yes      Sale of the           Sales of        80,403  Accounts     17,877
           Co., Ltd.         Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment

Subsidiary Ricoh Leasing     (Possessed)     Yes      Leasing of the        Factoring       72,771  Accounts          -
           Co., Ltd.         Directly:                Company's             Lending of              payable -
                             46.9%                    products              funds                   other
                             Indirectly:              Lending of            (Note 2)     1,321,418  Short-       65,746
                             4.2%                     funds                                         term
                                                                                                    loans
                                                                                                    Long-       106,000
                                                                                                    term
                                                                                                    loans

Subsidiary RICOH             (Possessed)     Yes      Manufacturing         Sales of        59,754  Accounts     22,801
           INDUSTRIE         Directly:                of the                components              receivable
           FRANCE S.A.S.     100%                     Company's             (Note 1)                - trade
                                                      office
                                                      equipment

Subsidiary RICOH             (Possessed)     Yes      Sale of the           Sales of        78,146  Accounts     25,394
           CORPORATION       Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment

Subsidiary RICOH             (Possessed)     Yes      Sale of the           Sales of        80,694  Accounts     14,838
           EUROPE B.V.       Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment

Subsidiary NRG GROUP         (Possessed)     Yes      Sale of the           Sales of        59,247  Accounts     14,949
           PLC               Directly:                Company's             products                receivable
                             100%                     office                (Note 1)                - trade
                                                      equipment

Subsidiary RICOH ASIA        (Possessed)     Yes      Sale of the           Purchase of    101,283  Accounts      8,623
           INDUSTRY          Directly:                Company's             products                payable -
           LTD.              90.0%                    office                (Note 1)                trade
                                                      equipment
------------------------------------------------------------------------------------------------------------------------

Notes: Transaction conditions and policy in determining transaction conditions

1. Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2. Lending is determined each time through negotiations based on market prices.

3. The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.


NOTES TO PER-SHARE INFORMATION

1.  Net assets per share:        Yen 1,020.29

2.  Basic net income per share:     Yen 98.48
    Diluted net income per share:    Yen 97.69

[English Translation of the Auditors' Report Originally Issued in the Japanese
                                   Language]

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


                                                                   May 15, 2007

The Board of Directors
Ricoh Company, Ltd.

                                          KPMG AZSA & Co.



                                          Teruo Suzuki (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant


                                          Ryoji Fujii (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant


                                          Mikihiro Himeno (Seal)
                                          Designated and Engagement Partner
                                          Certified Public Accountant



We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the statement of changes in net assets and the notes to non-consolidated financial statement, and its supporting schedules of Ricoh Company, Ltd. as of March 31, 2007 and for the 107th business year from Arpil 1, 2006 to March 31, 2007 in accordance with
Article 436(2)(1)of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of the Corporate Auditor's Report (originally issued in Japanese)


                          CORPORATE AUDITOR'S REPORT


The Board of Corporate Auditors has prepared this Audit Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the fiscal year from April 1, 2006 to March 31, 2007, and hereby reports as follows:


1. AUDITING METHODS EMPLOYED BY CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors prescribed audit policies, work shares and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the audit policies, work shares, etc., communicated with Directors, staff of the internal audit sector, other employees, etc., strove to establish the environment for collecting information and auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also monitored and verified the system for ensuring that the execution of duties by Directors conforms to the related laws and regulations and the Articles of Incorporation, the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies' operations; and the status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, etc. of subsidiaries, received reports from subsidiaries on operations whenever necessary, as well as visited and examined some subsidiaries. Based on the above methods, we examined the business report and the supporting schedules for the fiscal year under review.

Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that "System for ensuring that duties are performed properly" (matters set forth in each item of Article 159 of the CompanyAccounting Regulations) is organized in accordance with the "Quality Management Standards Regarding Audits" (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of income, statements of changes in shareholders' equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of income, statements of changes in shareholders' equity, and notes to financial statements).


2. AUDIT RESULTS

(1) RESULTS OF AUDIT OF BUSINESS REPORT, ETC.

(i) We hereby state that the business report and the supporting schedules fairly represent the Company's conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii) With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.

(iii) We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control system.


(2) RESULTS OF AUDIT OF NON-CONSOLIDATED FINANCIAL STATEMENTS AND THE SUPPORTING SCHEDULES

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.


(3) RESULTS OF AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.


May 16, 2007

                        The Board of Corporate Auditors, Ricoh Company, Limited

                                                  Full-time Corporate Auditors:
                                 Kohji Tomizawa (seal), Shigekazu Iijima (seal)

                                                            Corporate auditors:
                                   Kenji Matsuishi (seal), Takehiko Wada (seal)

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are outside corporate auditors in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                          Millions of yen
---------------------------------------------------------------------------
                                                        For the year ended
                                                             March 31,
---------------------------------------------------------------------------
                                                          2007      2006
---------------------------------------------------------------------------
1.  Cash flows from operating activities
    Net income                                           111,724    97,057
    Income/loss from discontinued operations,
     net of tax                                           (5,500)   (2,035)
---------------------------------------------------------------------------
    Income from continuing operations                    106,224    95,022
    Adjustments to reconcile net income to net
     cash provided by operating activities
       Depreciation and amortization of
         tangible and intangible fixed assets             89,632    84,089
       Changes in assets and liabilities                 (32,086)  (14,829)
       Other, net                                          3,527     9,197
---------------------------------------------------------------------------
          Net cash provided by operating
            activities                                   167,297   173,479
---------------------------------------------------------------------------
2.  Cash flows from investing activities
    Expenditures for property, plant and
     equipment, net                                      (85,284)  (98,703)
    Process from sales of available-for-sale
     securities, net                                      (1,071)    3,013
    Other, net                                           (29,077)  (24,361)
---------------------------------------------------------------------------
          Net cash used in investing activities         (115,432) (120,051)
---------------------------------------------------------------------------
3.  Cash flows from financing activities
    Change in borrowings, indebtedness and debt
     securities, net                                      29,678   (32,383)
    Dividend payments                                    (18,240)  (16,178)
    Payment for purchase of treasury stock                  (799)  (10,653)
    Other, net                                            (1,357)     (775)
---------------------------------------------------------------------------
          Net cash provided (used in) financing
            activities                                     9,282   (59,989)
---------------------------------------------------------------------------
4.  Net increase in cash and cash equivalents
    from discontinued operations                             825     3,376
---------------------------------------------------------------------------
5.  Effect of exchange rate changes on cash and
    cash equivalents                                       6,710     3,383
---------------------------------------------------------------------------
6.  Net increase (decrease) in cash and cash
    equivalents                                           68,682       198
---------------------------------------------------------------------------
7.  Cash and cash equivalents at beginning of
    year                                                 187,055   186,857
---------------------------------------------------------------------------
8.  Cash and cash equivalents at end of period           255,737   187,055
---------------------------------------------------------------------------

Note: As a result of the sale of business, cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

            REFERENCE MATERIAL FOR GENERAL MEETING OF SHAREHOLDERS


AGENDA 1: APPROPRIATION OF RETAINED EARNINGS

We propose the appropriation of retained earnings to be as follows:


1. YEAR-END DIVIDENDS

Year-end dividends for the current term will be paid in consideration of earnings results for the business term and the strengthening of our corporate structure as well as outlook for future operations.

(1) Type of dividend assets
    Cash

(2) Matters concerning allocation of dividend assets and the total amount
    We propose a year-end dividend of Yen 15 per common share of the Company, up Yen 3 per share from previous fiscal year-end. The total amount of dividends will be Yen 10,950,115,245.

    Accordingly, an annual dividend for the business term, a total of interim and year-end dividends, amounts to Yen 28 per share.

(3) Effective date for the commencement of dividend payment from retained earnings
    We propose the effective date for commencement of dividend payment to be June 28, 2007.


2. APPROPRIATION OF OTHER RETAINED EARNINGS

(1) Items of retained earnings to increase and the amount

    (i) General reserve:                      Yen 49,000,000,000
    (ii) Reserve for social contributions:        Yen 95,500,000

(2) Items of retained earnings to decrease and the amount

    (i) Retained earnings carried forward:    Yen 49,095,500,000

AGENDA 2: ELECTION OF ONE (1) CORPORATE AUDITOR

As the tenure of office of a Corporate Auditor Mr. Kenji Matsuishi will expire at the conclusion of this General Meeting of Shareholders, the Company proposes the appointment of one (1) Corporate Auditor at this meeting.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for the Corporate Auditor is as follows:

                               Brief personal profile
                       (the other corporate name and position
                           thereof when thecandidate is a       Number of the
         Name             representative Director of other        Company's
    (Date of birth)         corporation;with an asterisk)        shares held
  ---------------------------------------------------------------------------
  Kenji Matsuishi      Apr. 1965 Graduated from the National        2,000
  (July 24, 1937)                Legal Training and Research
                       Feb. 1972 Institute
                       Jun. 1994 Legal registration as a
                                 Japanese attorney
                                 Joined Takano & Higuchi Legal
                                 Services
                                 General Manager of Matsuishi
                                 Legal Services (Current)
                                 Corporate Auditor of the
                                 Company (Current)

Notes:

1. There is no conflict of interests between the candidate and the Company.

2. Mr. Kenji Matsuishi is a candidate for Outside Corporate Auditor.

3. Given his insight and longstanding experience as a lawyer, we have judged that Mr. Kenji Matsuishi is the appropriate person as an Outside Corporate Auditor of the Company. Hence, we propose him as an Outside Corporate Auditor.

4. Mr. Kenji Matsuishi has served as an Outside Corporate Auditor of the Company for 13 years.

5. Mr. Kenji Matsuishi is currently an Outside Corporate Auditor of the Company, and has concluded with the Company a liability limitation contract to limit liabilities at higher of either of 5,000,000 yen or minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law. If the candidate is approved to be reappointed, the Company will continue a liability limitation contract with him to limit liabilities for damages as above.

AGENDA 3: ELECTION OF ONE (1) SUBSTITUTE CORPORATE AUDITOR

The Company proposes to appoint Mr. Satoshi Itoh as a substitute outside Corporate Auditor for outside Corporate Auditors Mr. Kenji Matsuishi and
Mr. Takehiko Wada, so that audit operations can be carried out continuously even in a case where the number of Corporate Auditors falls below the number required by law.

The above appointment shall be effective only before the candidate assumes as outside Corporate Auditors, and may be nullified by resolution of the Board of Directors with consent of the Board of Corporate Auditors.

The Board of Corporate Auditors has given its consent to this agenda.

The candidate for the substitute outside Corporate Auditor is as follows:

                                         Brief personal profile                          Number of
                        (the other corporate name and position thereof when the             the
     Name                                    candidate is a                              Company's
(Date of birth)     representative Director of other corporation; with an asterisk)     shares held
---------------------------------------------------------------------------------------------------
Satoshi Itoh     Jan. 1967 Joined Japan Office, Arthur Anderson                              0
(July 25, 1942)
                 Mar. 1967 Finished Master's Course, Graduate School of Commerce, Chuo
                           University
                 Dec. 1970 Registered as Certified Public Accountant
                 Sep. 1978 Partner of Arthur Anderson
                 Sep. 1993 Representative Partner of Asahi & Co.
                 Aug. 2001 Retired from Arthur Anderson and Asahi & Co.
                 Apr. 2002 Professor of Graduate School of International Accounting,
                           Specialty Graduate School (presently Professional Graduate
                           School), Chuo University
                 Mar. 2007 Retired as Professor, Graduate School, Chuo University

Notes:

1. There is no conflict of interests between the candidate and the Company.

2. Mr. Satoshi Itoh is a candidate for substitute Corporate Auditor for Outside Corporate Auditors.

3. Although the candidate has never been directly involved in any company management, given his insight and longstanding experience as a certified public accountant, we have judged that the candidate Mr. Satoshi Itoh is the appropriate person as a Corporate Auditor of the Company. Hence, we propose him as a substitute Corporate Auditor.

4. If Mr. Satoshi Itoh is approved to be appointed as a Corporate Auditor of the Company, the Company will conclude a liability limitation contract with him to limit liabilities for damages at higher of either, 5,000,000 yen or minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Corporate Law.

AGENDA 4: PAYMENT OF RETIREMENT ALLOWANCES FOR DIRECTORS AND CORPORATE AUDITORS FOLLOWING THE ABOLISHMENT OF THE RETIREMENT ALLOWANCE SYSTEM

At its Board of Directors meeting held on March 30, 2007, the Company decided to abolish the retirement allowance system for its executives at the conclusion of this Ordinary General Meeting of Shareholders after reviewing officers' remuneration system as part of management reforms. On the abolishment, the Company will pay incumbent Directors and Corporate Auditors final retirement allowances corresponding to their tenures and services until the end of Ordinary General Meeting of Shareholders in accordance with the standards prescribed by the Company. Such Directors include Masamitsu Sakurai, Shiro Kondo, Koichi Endo, Masayuki Matsumoto, Katsumi Yoshida, Takashi Nakamura, Kazunori Azuma, Zenji Miura, Kiyoshi Sakai, Takaaki Wakasugi and Takuya Goto, and Corporate Auditors are Kohji Tomizawa, Shigekazu Iijima, Kenji Matsuishi and Takehiko Wada. The Company requests that the amount of final retirement allowance is a total sum of Yen 473,500,000 for Directors (including Yen 3,700,000 for two Outside Directors) and a total sum of Yen 25,400,000 for Corporate Auditors (including Yen 11,200,000 for two Outside Corporate Auditors) in accordance with the standards prescribed by the Company, and, the details such as specific amounts, manner of payment be left to the decision of the Board of Directors regarding the Directors and to the conference of Corporate Auditors regarding to the Corporate Auditors. The timing of payment shall be when they retire.

The brief personal profile of the relevant Directors and Corporate Auditors are as follows:

        Name                          Brief personal profile
 ------------------------------------------------------------------------------
 Masamitsu Sakurai  Jun. 1992 Director of the Company
                    Jun. 1994 Managing Director of the Company
                    Apr. 1996 President and Representative Director of the
                    Jun. 2005 Company
                    Apr. 2007 Representative Director of the Company (Current)
                              President of the Company
                              Chairman of the Company (Current)

 Shiro Kondo        Jun. 2003 Managing Director of the Company
                    Jun. 2005 Director of the Company
                    Apr. 2007 Corporate Executive Vice President of the Company
                              Representative Director of the Company (Current) President of the Company (Current)

 Koichi Endo        Jun. 1992 Director of the Company
                    Jun. 1997 Managing Director of the Company
                    Jun. 2000 Executive Managing Director of the Company
                    Jun. 2005 Director of the Company (Current)
                              Corporate Executive Vice President of the
                              Company (Current)

 Masayuki Matsumoto Jun. 1994 Director of the Company
                    Oct. 1998 Managing Director of the Company
                    Jun. 2002 Executive Managing Director of the Company Jun. 2005 Director of the Company (Current)
                              Corporate Executive Vice President of the
                              Company (Current)

 Katsumi Yoshida    Jun. 2002 Managing Director of the Company
                    Jun. 2005 Director of the Company (Current)
                              Corporate Executive Vice President of the
                              Company (Current)

       Name                          Brief personal profile
 ------------------------------------------------------------------------------
 Takashi Nakamura Jun. 2004 Managing Director of the Company
                  Jun. 2005 Director of the Company (Current)
                  Jan. 2006 Corporate Executive Vice President of the Company
                            (Current)

 Kazunori Azuma   Jun. 2003 Managing Director of the Company
                  Jun. 2005 Director of the Company (Current)
                            Corporate Executive Vice President of the Company (Current)

 Zenji Miura      Jun. 2004 Managing Director of the Company
                  Jun. 2005 Director of the Company (Current)
                            Corporate Executive Vice President of the Company (Current)

 Kiyoshi Sakai    Jun. 2006 Director of the Company (Current)
                            Corporate Executive Vice President of the Company (Current)

 Takaaki Wakasugi Jun. 2005 Director of the Company (Current)

 Takuya Goto      Jun. 2006 Director of the Company (Current)

 Kohji Tomizawa   Jun. 2004 Corporate Auditor of the Company (Full-time)
                            (Current)

 Shigekazu Iijima Jun. 2006 Corporate Auditor of the Company (Full-time)
                            (Current)

 Kenji Matsuishi  Jun. 1994 Corporate Auditor of the Company (Current)

 Takehiko Wada    Jun. 2001 Corporate Auditor of the Company (Current)

Notes:

1. Mr. Takaaki Wakasugi and Mr. Takuya Goto are Outside Directors.

2. Mr. Kenji Matsuishi and Mr. Takehiko Wada are Outside Corporate Auditors.

3. Details of revisions for officers' remuneration system are as follows:

     (1) At the conclusion of the General Meeting of Shareholders, retirement allowance system will be abolished.

     (2) Following the abolishment of the retirement allowance system, a stock price-linked remuneration system (for the purpose of acquiring own shares) will be introduced as part of monthly remuneration for Directors (excluding Outside Directors).

     (3) Following the abolishment of the retirement allowance system, the Company will enhance the linkage of bonuses for Directors (excluding Outside Directors) with the Company's performance, and expand the ratio of the performance-linked bonus in overall bonuses.

AGENDA 5: REVISION OF REMUNERATION FOR DIRECTORS

The total amount of remuneration for Directors of the Company has remained unchanged since it was approved at within Yen 36.0 million per month at the 82nd Ordinary General Meeting of Shareholders on June 29, 1982. However, the economic situation has changed thereafter, and the Company is expected to adopt a stock price-linked remuneration system following the proposed abolishment of the retirement allowance system. Given these circumstances, the Company proposes that the total amount of Directors' remuneration be modified to within Yen 46.0 million per month (including up to Yen 4 million per month for Outside Directors).

   At present, the number of Directors is eleven (11) (including two
(2) Outside Directors).

   The amount of Directors' remuneration, as in the past, does not include employee wages for Directors who are also employees.


AGENDA 6: PAYMENT OF BONUSES TO DIRECTORS

The Company proposes that bonuses amounting to Yen 185.0 million be paid to the incumbent nine (9) Directors (excluding Outside Directors) as of the end of the fiscal year under review, considering the Company's earnings results and other factors. The Company requests that the details such as specific amounts, timing and manner of payment be left to the decision of the Board of Directors.

                  EXERCISE OF VOTING RIGHTS VIA THE INTERNET



1. Website the Company Designated for Exercising Voting Rights via the Internet Please access http://www.web54.net.
                 --------------------

          Please note that you would not be able to use cellular phones as terminal for exercising voting rights via the Internet.

2. You will need "Voting right exercise code" and "Password," both shown in the voting form.

3. When you access the designated website, you are requested to decide a new eight-digit password. Please prepare the eight-digit password in advance.

4. Expenses incurred when accessing the designated website (ISP access charges, communication charges (call charges) by a carrier, etc.) shall be borne by shareholders.


PASSWORD:

1. Please keep secret the new password you chose because it is necessary to identify you as the eligible shareholder. If you forget or lose the password, you will not be able to exercise your voting right and to change approval or disapproval for the agenda you voted via the Internet. (We are sorry we will not be able to answer questions you may ask regarding new password.)

2. The voting right exercise code and password that we present this time are valid only for this ordinary general meeting of shareholders. (We will issue a new password for the next meeting.)


Please direct your inquiries regarding personal computer operations to exercise your voting right via the Internet to:

                     Exclusive Information Site for Ricoh:
                     http://www.ricoh.com/IR/contact.html
                     -------------------------------------



                         FOR INSTITUTIONAL INVESTORS:

If shareholders apply in advance for the use of the platform operated by ICJ, Inc. a joint venture set up by the Tokyo Stock Exchange, Inc. and other companies, for exercising voting rights, they may be able to utilize said platform as a method for exercising voting rights in electronic medium, in addition to the exercise of voting rights via the Internet specified above.